Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

June 3, 2011	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Christian Windsor

Senior Attorney

US Securities and Exchange Commission

Washington, DC 20549

Re:	United Community Bancorp Registration Statement on Form S-1 Filed May 2, 2011 File No 333-172827

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”) enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on May 2, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letters dated May 12, 2011 and May 16, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

May 12, 2011 Comment Letter

Amendment No. 1 to Form S-1

General

Comment No. 1

We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

Mr. Christian Windsor

June 3, 2011

Response to Comment No. 1

The Company acknowledges this comment.

Risk Factors

Comment No. 2

Revise and update the Risk Factors to reflect any material change in your financial condition, results of operations and performance, and asset quality ratios related to your financial data as of and for the period ended March 31, 2011, including, without limitation, quantifying:

•	total nonperforming assets, both in dollar terms and as a percentage of total assets;

•	allowance for loan losses, both in dollar terms and as a percentage of total loans and nonperforming loans; and

•	nonresidential real estate and multi-family real estate loan portfolios; respectively, as a percentage of both total loans outstanding and total nonperforming assets.

Response to Comment No. 2

The requested disclosure has been added beginning on page 17 of the prospectus.

Our multi-family, nonresidential real estate and land loans expose us to increased lending risks, page 17

Comment No. 3

Please revise the third risk factor on page 17 to describe in greater detail the actual credit exposure that you have experienced in the third quarter from your multi-family and nonresidential real estate loan portfolios, including quantification of the increase in loan loss provision primarily resulting from the $4.4 million charge-off relating to the restructuring of seven loans during the quarter ended March 31, 2011.

Response to Comment No. 3

The requested disclosure has been added on page 17 of the prospectus.

Mr. Christian Windsor

June 3, 2011

Recent Developments, page 29

Comment No. 4

It appears that your operational and financial results represent a material change from the prior trend and that a recent developments section does not provide adequate disclosure to investors of the current, changed financial condition of United Community. Please revise your disclosure to provide updated information, including a revised management’s discussion and the financial results for the third quarter.

Response to Comment No. 4

The requested disclosure has been added beginning on page 51 of the prospectus.

Comment No. 5

The revised disclosure should address significant transactions or business activities that had a material effect on the results of operations and financial position (specifically any changes to the loan loss and charge-off policies). Revise your discussion regarding your multi-family and non-residential real estate loans to discuss any other large concentrations of credit risk that are not performing under their original terms or have had their terms modified. Also, please provide management’s assessment of the need to structure other loans or groups of loans in this segment.

Response to Comment No. 5

The requested disclosure has been added on pages 66-67 and 71-77 of the prospectus.

Results of Operations for the Three and Nine Months Ended March 31, 2011 and March 31, 2010

Provision for Loan Losses, page 33

Comment No. 6

It appears the increases in the provision for loan losses may be the result of the loan splitting strategy (Note A/Note B) you implemented in the interim three month period ended March 31, 2011. Please confirm and revise here to discuss the specific causal factors for the increases. Your revised disclosure should include a robust qualitative discussion supported with quantitative analysis, as necessary.

Mr. Christian Windsor

June 3, 2011

Response to Comment No. 6

As discussed in detail below in response to the Staff’s May 16, 2011 comment letter, the increases in the provision for loan losses are the result of the loan splitting strategy (Note A/Note B) implemented in the interim three month period ended March 31, 2011. The requested disclosure has been added on pages 66-67 and 71-78 of the prospectus.

Analysis of Nonperforming Assets, page 33

Comment No. 7

We note the tabular presentation of TDRs on page 35. Please revise to add an introductory sentence explaining what the table represents.

Response to Comment No. 7

The requested disclosure has been added on page 77 of the prospectus.

Comment No. 8

In addition to our comment above, we note you provided the number of TDRs in the aggregate. Please revise here and elsewhere throughout your MD&A (e.g. page 83, etc.) to disaggregate the number of loans into their respective categories. It would also be useful to disaggregate nonaccrual loans on page 33 and throughout MD&A.

Response to Comment No. 8

The requested disclosure has been added on pages 77 and 78 of the prospectus.

Comment No. 9

We understand you began loan splitting during the three months ended March 31, 2011. Please revise to address the following:

•	Clarify if the “new” Note A loans are underwritten to your customary underwriting standards;

•	Clarify if any Note A loans are on accrual status, if so, quantify the number of loans and the corresponding interest income recognized during the periods presented;

•	Revise your disclosures on page 34 (i.e. most significant non-accrual loans) to clarify which loans, if ay, were impacted by loan splitting. Quantify the remaining Note A loan

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June 3, 2011

balance as well as the amount of the Note B loan balance that was charged-off during the period. Clarify (and quantify if applicable) if the amount charged-off was previously reserved for within the allowance for credit losses; and

•

Expand your disclosure on page 36 to quantify (by loan type) the number and amount of loans that were restructured (using loan splitting) during the period. in addition, disclose the Note A loan balance and Note B loan balance that was charged-off, and the loan status (i.e. accrual or nonaccrual). It would be useful to see this information in tabular format.

Response to Comment No. 9

The requested disclosure has been added on pages 74-77 of the prospectus.

Our Business

Comment No. 10

Please revise here and on page 54 (Loan Underwriting Risk), to discuss how your loan origination and underwriting standards are (or have been) impacted by your newly implemented loan splitting strategy.

Response to Comment No. 10

The requested disclosure has been added on page 55 and pages 66-67 of the prospectus.

Exhibits

Comment No. 11

We note that counsels have issued the opinions “as of the date hereof” and disclaim any obligation to advise investors of any change “after the date hereof.” Please revise to indicate that the opinions are expressed as of the effective date of the registration statement.

Response to Comment No. 11

The revised opinions are filed as Exhibits 5.0 and 8.1 to the Amended Registration Statement.

Mr. Christian Windsor

June 3, 2011

May 16, 2011 Comment Letter

Recent Developments

Results of Operations for the Three and Nine Months Ended March 31, 2011 and March 31, 2010

Comment No. 1

We note your aggregate gross charge-offs of $5,812 in your third quarter ended March 31, 2011, exceeded your beginning allowance for credit losses as of the beginning of your 2011 fiscal year (i.e., July 1, 2010). In particular, we note the elevated charge-offs in the one-to-four family, consumer, multi-family mortgage, and nonresidential real estate categories. As management replenished the allowance during the period (i.e. mostly within the three month period ended March 31, 2011), through additions to the provision for loan losses, please tell us what considerations were given to reassessing the appropriateness of the allowance at previously reported periods ended. Provide persuasive evidence supporting your determination that the allowance for losses were appropriate at each quarterly period ended in fiscal year 2011 and at June 30, 2010, respectively, taking into consideration the level of nonperforming loans, economic conditions and specific triggering events which resulted in large charge-offs, etc.

Response to Comment No. 1

The following discussion details management’s considerations as to the propriety of the allowance for loan losses at each of the quarter ends June 30, 2010, through March 31, 2011, inclusive.

Under the guidance of FASB ASC 450-10, management conducts a systematic analysis of the adequacy of the allowance for loan losses for each fiscal quarter-end. The loss factors we use to determine the level of the allowance are based on various risk factors such as trends in underperforming loans, trends and concentrations in loans and loan volume, and economic trends in our market area, particularly the impact of the gaming and tourism industry on the economy of our market area. The Company maintains separate economic and historic loss factors for each of the following groups of loans: one- to four- family, owner occupied; one- to four- family, non-owner occupied; consumer; multi-family residential real estate, nonresidential real estate, commercial and agricultural, land, and commercial construction. Although there remains continued weakness in the local economy resulting from the economic downturn that started in 2008, particularly outside of Dearborn and Ripley Counties in Indiana, for the periods ended June 30, 2010 through March 31, 2011, the economic trends in our primary market area (i.e., Dearborn and Ripley Counties) have been generally stable. According to unemployment rates published by the United States Department of Labor, while the National unemployment rate has

Mr. Christian Windsor

June 3, 2011

fallen from 9.5% at June 30, 2010 to 8.8% at March 31, 2011, unemployment rates in Dearborn and Ripley Counties have only declined from 10.1% to 9.7% and 9.9%, respectively, over that same period. However, while the decline in local unemployment rates has not been as significant as the decline in the national rate, the impact of the gaming and tourism industry has been generally positive on the economy of the area, as Hollywood Casino, the largest employer in Dearborn County for over a decade, recently opened a larger casino facility in Lawrenceburg and since its reopening, the casino’s revenue has grown over 30%. As further described on page 19 of the prospectus, the presence of this casino has supported the growth of retail centers and job growth, particularly in Dearborn County.

On a quarterly basis, in an effort to identify loans that may need to be evaluated under FASB ASC 310-10 or charged off, management reviews all delinquent loans, classified loans, and other loans about which management may be concerned, all of which are generally considered “nonperforming loans.” On an annual basis, management reviews all major lending relationships (relationships greater than $1.0 million), regardless of their performance history. The review of major loan relationships includes completing an updated property inspection report and analyzing current tax returns and financial information about the borrower and the underlying collateral. If management determines that the source of repayment is derived from the underlying collateral, management will rely upon an independent appraisal in determining the fair value. While our independent appraisals consider the cash flows of the property, they also utilized a cost approach and market approach in their ultimate determination of the appraised value. If management determines that the loan is not collateral dependent and the Company will rely on cash flows from the property a present value of the cash flows is used for determining fair value of the loan. Additionally, management reports the following information to the Board on a monthly basis: 1) the amount of loans greater than 30 days delinquent, including a discussion and analysis of any trends; and 2) a narrative of each commercial loan classified as “substandard” or “doubtful” at that time.

When a situation arises where management is concerned about the collectability of a loan that is part of a major lending relationship or a nonperforming loan, management determines the fair value of the loan under the guidance of FASB ASC 310-10 and, if necessary, reduces the loan to fair value by allocating a portion of the allowance as calculated under FASB ASC 310-10 for the difference between the outstanding balance and the fair value. Management may instead charge-off the difference to the allowance for loan losses in lieu of allocating a portion of the allowance for loan losses. Historically, the fair value of a loan has been determined by management obtaining an independent appraisal report. As will be discussed in more detail under the three months ended March 31, 2011, during that quarter, management began to determine the fair value of underlying collateral for nonresidential and multi-family income-producing properties through analysis of the properties current cash flows instead of exclusively relying upon an “as stablized” cash flow analysis from an independent appraisal report.

Mr. Christian Windsor

June 3, 2011

Three Months Ended June 30, 2010

The allowance for loan losses at June 30, 2010 was $5.7 million. Of this amount, $2.4 million was calculated in accordance with FASB ASC 450-10 and $3.3 million was attributable to $15.6 million of nonperforming loans and performing troubled debt restructurings (“TDR”) individually evaluated and subjected to a fair value determination under FASB ASC 310-10. Of the $15.6 million in individually evaluated loans, loans totalling $116,000 were individually evaluated through a cash flow analysis performed by management and $15.5 million of loans were individually evaluated by obtaining updated independent appraisal reports.

Pursuant to FASB ASC 450-10, the allowance for loan losses for the remaining $255.0 million in performing loans (the amount of performing loans was decreased by $44.7 million of loans that were purchased from Integra Bank, National Association in June, 2010 and which had already been accounted for under the fair value method) at June 30, 2010, was determined based upon economic and historical loss factors. At June 30, 2010, the economic adjustment factors in our allowance calculation were over two times higher than the actual loss experience factor calculated under FASB ASC 450-10. According to the FDIC Statistics on Depository Institutions Report, our nonperforming assets were lower than our peer group (Indiana savings institutions with assets between $300 million and $500 million) at June 30, 2010.

In addition to the foregoing, the appropriateness of our allowance for loan losses at June 30, 2010 was supported by the following factors. At June 30, 2010, the Bank was subjected to a comprehensive safety and soundness examination by the Office of Thrift Supervision (“OTS”), and this analysis included a detailed review of the adequacy of our allowance for loan loss. Additionally, since 2007, every six months, the Bank’s loan portfolio and the adequacy of the allowance for loan loss has been subjected to independent third party review by Financial Risk Management Associates LLC (“FRM”), including a review completed May 29, 2010. Included in the review of $34.2 million in commercial loans by FRM were $2.3 million in nonperforming commercial loans. FRM concurred with management’s assigned credit risk grades of the loans reviewed.

In summary, based on the results of two independent reviews, an additional allocation of the economic factor component over actual loan loss experience, with stable economic conditions in our market area, and the relatively recent fair value determinations of a high percentage of nonperforming loans, management believes that the Company’s allowance for loan losses was appropriate at June 30, 2010. In addition, in accordance with the standards of accrual-based accounting under GAAP, based on the facts that existed and should have been known or considered as of that date, management was unaware at the time of any contrary evidence with respect to economic conditions at June 30, 2010 that would have affected our market area or the individual borrowers which would have required adjustment to the allowance

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June 3, 2011

at that time. We note that there were no specific triggering events that resulted in large charge-offs, i.e. in the quarter ended June 30, 2010, there were charge-offs totaling $105,000 with respect to five loans.

Three Months Ended September 30, 2010

The allowance for loan losses at September 30, 2010 was $6.2 million. Of this amount, $3.0 million was attributable to $23.7 million of nonperforming loans and in performing TDRs individually evaluated and subjected to a fair value determination under FASB ASC 310-10. The increase in nonperforming loans was primarily attributable to four loans (all included in Loan Relationships A and B, discussed in significant detail in the response to comment 2) that were added to nonperforming status during the quarter.

$3.2 million of the allowance for loan losses at September 30, 2010 was calculated in accordance with FASB ASC 450-10. Pursuant to FASB ASC 450-10, the allowance for loan losses for the remaining $241.0 million in performing loans (the amount of performing loans was decreased by $39.7 million in loans that were purchased from Integra Bank, National Association in June, 2010 and therefore already accounted for under the fair value method) at September 30, 2010, was determined based upon economic and historical loss factors.

Of the $18.7 million in nonperforming loans and $5.0 million in performing TDRs that were individually reviewed for impairment, $11.3 million were reviewed by the OTS as part of its examination as of June 30, 2010 and/or were reviewed by FRM Associates as part of their independent loan review as of May 29, 2010. In accordance with the Company’s policy, management updated its analyses of these nonperforming loans and recorded a FASB ASC 310-10 reserve of $3.0 million at September 30, 2010. Management determined the fair value of $16.5 million of these loans through obtaining updated appraisal reports and $7.2 million of these loans through performing a current cash flow analysis performed by management.

We note that there were no specific triggering events that resulted in large charge-offs, i.e. in the quarter ended September 30, 2010, there were four loans charged off, with a total balance of $104,000 at the time of the charge-off. Management was unaware at the time of any contrary evidence with respect to economic conditions at September 30, 2010 affecting our market area or the borrowers which would require adjustment to the allowance at that time, based on the facts that existed and should have been known or considered at that time.

Three Months Ended December 31, 2010

The allowance for loan losses at December 31, 2010 was $6.7 million. Of this amount, $3.6 million was attributable to $26.6 million of nonperforming loans and performing TDRs

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June 3, 2011

individually evaluated and subjected to a fair value determination under FASB ASC 310-10. The increase in nonperforming loans was primarily attributable to three loans (included in Loan Relationships A and C, discussed in significant detail in the response to comment 2) that were added to nonperforming status during the quarter.

$3.1 million of the allowance for loan losses at December 31, 2010 was calculated in accordance with FASB ASC 450-10. Pursuant to FASB ASC 450-10, the allowance for loan loss for the remaining $239.8 million in performing loans (the amount of performing loans was decreased by $38.5 million in loans that were purchased from Integra Bank, National Association in June, 2010 and therefore already accounted for under the fair value method) at December 31, 2010, was determined based upon economic and historical loss factors.

Of the $23.5 million in nonperforming loans and $3.1 million in performing TDRs that were individually reviewed for impairment, $9.1 million were reviewed by FRM Associates as part of their independent loan review as of December 31, 2010, $8.8 million were reviewed by the OTS as part of their examination as of June 30, 2010, and $2.3 million were reviewed by FRM Associates as part of their independent loan review as of May 29, 2010. In accordance with Company policy, management updated their analyses of these loans and increased the FASB ASC 310-10 reserve to $3.6 million. In updating their analysis, management determined the fair value of $16.1 million of these loans through obtaining updated appraisal reports and $10.5 million of these loans through performing a current cash flow analysis performed by management.

We note that there were no specific triggering events that resulted in large charge-offs, i.e. in the quarter ended December 31, 2010, there were five loans charged off, with a total balance of $127,000 at the time of the charge-off. Furthermore, the allowance for loan losses increased in a directionally consistent manner from 2.34% of total loans, less loans purchased from Integra Bank, National Association, at September 30, 2010 to 2.57% of total loans, less loans purchased from Integra Bank, National Association, at December 31, 2010.

Notwithstanding the increase in nonperforming loans over the six-month period ended December 31, 2010, management believes the Company utilized the most-timely and complete financial information possible in developing the allowance for loan loss estimate at December 31, 2010. Management was not aware of any contrary evidence with respect to economic conditions affecting our market area or the borrowers which would require adjustment to the allowance at December 31, 2010, based on the facts that existed and should have been known or considered at that time.

Mr. Christian Windsor

June 3, 2011

Three Months Ended March 31, 2011

Beginning in February, management had communications with several of the Company’s restructured loan borrowers as a result of which it became apparent that such borrowers had started to experience cash flow issues during the quarter ended March 31, 2011. As a result, during this period, management further intensified its efforts to resolve the Company’s nonperforming loans. This new information, together with previously issued regulatory guidance, caused management to consider using the Note A / Note B structure as a means to accelerate resolution of its restructured loans. On February 10, 2011, management proposed to the Board of Directors that the Company restructure three of its nonperforming loans using the Note A / Note B format. The projected unreserved losses on the $4.4 million of loans subject to those restructurings were less than $100,000. The unreserved losses were primarily derived from current “as stabilized” independent appraisals which gave significant weight to collateral values determined under normalized operating cash flow conditions.

More specifically, during January 2011 and February 2011, management became aware that certain borrowers’ cash flows had further deteriorated as evidenced by not making required real estate tax payments, increased delinquency with respect to payment of homeowners’ association dues, missed mortgage payments, or notification from a borrower that it could not make its payment upon a scheduled rate and payment change. As a result of the triggering events that occurred in the quarter ended March 31, 2011 (detailed in the response to comment 2), the Company determined that its large nonperforming borrowers were not operating under normalized conditions. Accordingly, in late February, 2011, management concluded that restructuring these loans using the Note A / Note B structure would give the borrowers the ability to make their loan payments and bring the loan to performing status in a reasonable amount of time. The carrying values of the $7.7 million current and projected Note A / Note B loans were written down based on the then current operating cash flow, rather than, “as stabilized,” cash flows. This strategic initiative and related loan restructurings (including revisions to the three loan restructurings approved on February 10, 2011) were approved by the Board of Directors on February 24, 2011. The loan losses of $4.5 million, related primarily to a revised methodology utilizing a current cash flow approach to arrive at fair value rather than an “as stabilized” approach, were appropriately recorded in the quarter ended March 31, 2011.

The intended positive effect of employing the Note A / Note B strategy is twofold. First, this restructuring and subsequent charge-offs to an “as is” fair value determination enables the Company to expeditiously liquidate delinquent loan balances if the restructured loans experience further delinquency. Second, the Company believes that, because of its implementation of this strategy in the March 31, 2011 quarterly period and because the loans which needed to be restructured in this manner represented a distinct identifiable pool of loans, the 30 to 89 day delinquent migration of nonresidential and multi-family loans has slowed significantly. Specifically, as of March 31, 2011, these loan delinquencies declined to $1.3 million from $6.0

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June 3, 2011

million at December 31, 2010. As of the date of this letter, the $1.3 million total has been further reduced by more than 50%, via payments received from the borrowers. While we note the higher charge-offs encountered in one- to four-family and consumer loans thus far in fiscal 2011, we do not view any further significant adverse trends continuing with respect to these loan types that would require a material adjustment to our allowance for loan losses.

The allowance for loan losses at March 31, 2011 was $4.9 million. Of this amount, $930,000 was attributable to the $23.7 million in nonperforming loans and performing TDRs individually evaluated under FASB ASC 310-10. It should be noted that that of the $20.6 million in nonperforming loans, $18.2 million were nonaccruing TDRs evaluated under FASB ASC 310-10 with no further impairment required. Of these individually evaluated loans, $12.2 million were individually evaluated through a cash flow analysis performed by management and $11.5 million were individually evaluated by obtaining updated independent appraisal reports.

The remaining $3.9 million in the allowance for loan losses at March 31, 2011 was calculated in accordance with FASB ASC 450-10. Pursuant to FASB ASC 450-10, the allowance for loan losses for the remaining $235.6 million in performing loans (the amount of performing loans was decreased by $35.1 million in loans purchased from Integra Bank, National Association in June, 2010 and therefore already accounted for under the fair value method) at March 31, 2011, was determined based upon economic and historical loss factors.

Comment No. 2

In addition, if the elevated charge-offs and corresponding replenishment (provision for loan loss) were the result of your global analysis related to your Note A/Note B format (as discussed on page 36) provide us with a detailed discussion of how you were able to conclude on the appropriateness of the allowance in previous reporting periods (such as June 30, 2010 and December 31, 2010). To help us understand how you followed and applied your allowance for credit losses and your specific policies as they related to loan classification, migration through nonperforming loan categories, recognition of loan impairment, and the determination of fair value of collateral, please provide a timeline for the five largest charge-offs recognized in the three months ended March 31, 2011, as well as the five largest nonaccrual loans at March 31, 2011. Include the following with your response:

•	Loan origination date, amount and classification;

•	Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;

•	The underlying collateral supporting the loan;

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June 3, 2011

•

The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and

•

Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residential loan balance, or current balance, especially for those currently in nonaccrual status, etc.

Response to Comment No. 2

Management affirms that, in a macro-sense, the Company’s elevated charge-offs in the quarter ended March 31, 2011 were the result of a global analysis of the nonperforming loans and the subsequent modification of such loans utilizing the Note A / Note B format using a current cash flow analysis for fair value. The following discussion details, in timeline format, the application of our loan classification process, fair value determinations and recognition of impairment on the Company’s five largest individual charge-offs in the three months ended March 31, 2011 and the Company’s five largest nonaccrual loans at March 31, 2011. The narratives for each of the individual relationships below include the following:

•	Origination date (for each loan when more than one is present in a relationship), amount, and classification;

•	Specific triggering events or circumstances which resulted in changes in loan classification;

•	The underlying collateral supporting the loan; and

•

Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance-especially for those currently on nonaccrual status.

The above topics are addressed for each noted loan relationship for each of the periods ended June 30, September, 30 and December 31, 2010 and March 31, 2011. The dates of the two most recent appraisals are included in Table 1 for all loans discussed below. Table 1 provides additional information about each of the five largest charged-off loans and each of the five largest non-accrual loans, including the balance, delinquency status, and classification at each quarter ended between June 30, 2010 and March 31, 2011; the origination date of the loan, and collateral description.

As a preface to the Company’s response regarding individual charge-offs, the Company believes it was conservative in its application of the Note A / Note B format. To this point, in implementing the Note A / Note B format, the terms of Note A were calculated using current financial information to determine the amount of the payment which would result in the borrowers having a debt service coverage ratio of 1.5 times or better, which is more stringent

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June 3, 2011

than our normal underwriting standards, which typically require 1.2 times or better. That payment was calculated based upon a 30 year amortization period, with a fixed interest rate for two years, with the loan maturing at the end of the two year period. The amount for Note B is the difference in the principal balance of Note A and the original payoff amount refinanced, plus all other costs needed to set up the two notes. Note B is given the same interest rate and balloon term as Note A, but no principal or interest payments are due until maturity. While no amount of the original indebtedness of the borrowers is forgiven through this process, the full amount of Note B is charged-off at the time of issuance of Note B. Note A is treated as any other troubled debt restructuring (“TDR”) and generally may return to accrual status after a history of performance in accordance with the restructured terms of at least six consecutive months is established.

Five Largest Charged-Off Loans Recognized in the Three Months Ended March 31, 2011

The five largest charged-off loans recognized in the three months ended March 31, 2011 are included in the loans that comprise the “Loan Relationships” discussed beginning on page 74 of the prospectus. Each such Loan Relationship is assigned a letter, i.e., “Loan Relationship A”, Loan “Relationship B”, etc. Accordingly, the loans below are referred to in a manner that corresponds with its respective Loan Relationship discussed in the prospectus.

1.

Loan Relationship A (first of three loans in this relationship) – At June 30, 2010, this loan had a balance of $1.7 million, and was collateralized by an apartment complex. At that date, the loan was classified as watch due to delinquencies noted on other loans extended to the same borrower. There was no specific allowance for loss for this loan as the loan was current and was performing according to its original terms since its origination in 2004. At September 30, 2010, the outstanding balance was $1.7 million and the loan was still classified as watch as there was no significant adverse change in its performance since June 30, 2010. The loan was current at September 30, 2010. In November, 2010, the borrower approached management with concerns about cash flow and its ability to remain current on its total lending relationship. Upon review of the loan relationship, management identified a weakness in the combined ability of the properties and the borrowers to provide sufficient cash flow to support the restructured indebtedness, and as a result, restructured this loan by reducing the interest rate by 125 basis points. At that time, management determined that a reduction in the interest rate would reduce the borrower’s required monthly payment to a serviceable level. At December 31, 2010, the balance was $1.7 million. At that time, the loan was downgraded from watch to substandard. This migration was a result of the recent restructuring that was completed in November, 2010. The loan was current at December 31, 2010. This loan was reviewed by FRM as of December 31, 2010, and FRM affirmed management’s evaluation of this loan. In February 2011, the borrower notified the Company that it could not pay its real estate taxes that were due by January 31, 2011. At this time,

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June 3, 2011

management again reviewed the relationship and noted yet a further significant decline in the cash flows since December 31, 2010. The borrower agreed to refinance utilizing a Note A / Note B format. The terms of Note A were calculated using current financial information to determine the amount of the payment at which the borrower would have a debt service coverage ratio of approximately 1.5 times, which is more stringent than our normal underwriting standards.

2.

Loan Relationship B – This loan was originally two loans that were consolidated into one loan during the quarter ended March 31, 2011 having an aggregate balance of $3.7 million at June 30, 2010 and collateralized by retail strip shopping centers. The two original loans were first restructured in June, 2010 by reducing each loan’s interest rate by 225 basis points for a period of one year. The loans were current at that date, but were restructured because the borrower had been 30 to 60 days delinquent in its payments during the first half of calendar 2010. Previously, delinquency was rarely an issue with this borrower since the origination of these loans in 2006 and 2007. At the time of the first restructuring, management performed a cash flow analysis based upon current information about both the borrower and properties, and determined that a reduction in interest rate would reduce the borrower’s required monthly payment to a serviceable level. This loan was reviewed by our federal banking regulators as of June 30, 2010 and by FRM as of May 29, 2010. The FRM review did not challenge or disagree with management’s evaluation of this loan. The regulators reviewed this loan as of June 30, 2010 and with subsequent information about loan performance in August and September, 2010. The regulators recommended downgrading the loan to substandard as of September 30, 2010. Management agreed with the decision based upon new developments on this loan. At September 30, 2010, one of the loans was 25 days delinquent and the other was 18 days delinquent. This migration was a result of the restructuring completed in the previous quarter and management’s concerns about the loans’ delinquency status at September 30, 2010. No FASB ASC 310-10 allowance was deemed necessary at this time as the cash flow analysis of the borrowers and the property supported management’s fair value determination that these loans were serviceable at their current levels, and, overall, had exhibited a history of performance since origination. At December 31, 2010, one of the loans was current and the other loan was 49 days delinquent. Based on these facts, the loans remained classified as substandard. Because one loan was current, and the other was still less than 60 days delinquent, management was not required to and did not update the FASB ASC 310-10 analysis. In February, 2011, the borrower notified the Company that they were unable to pay the real estate taxes due in February, 2011 on one of the properties. Furthermore, the borrower had become even more delinquent with respect to the required monthly loan payments on both loans. Based upon recent developments in February, 2011, management completed a detailed analysis of the total lending relationship with the borrower, which reflected a

Mr. Christian Windsor

June 3, 2011

25% reduction in rent collected since June, 2010. As a result of this analysis, these loans were restructured utilizing the Note A / Note B format in March, 2011. Note A, $2.4 million, was calculated using current financial information to determine the amount of the payment at which the borrowers would have a debt service coverage ratio of 1.5 times, which is more stringent than our normal underwriting standards. Note B, in the amount of $1.3 million, was fully charged-off at the time of origination.

3.	Loan Relationship C – This loan was originally two loans that were consolidated into one loan in the quarter ended March 31, 2011. This loan was previously restructured and given a below market interest rate in August, 2009, with the interest rate to reset to a higher rate in August, 2010. This loan is secured by a first mortgage on a single-family home, a 24-unit apartment complex, one- to four-family residential properties and several residential building lots. This loan was reviewed by our federal regulators as of June 30, 2010 and by FRM as of May 29, 2010, and no exceptions were noted. At June 30, 2010, the loan was performing and current pursuant to its restructured terms. The loan was classified as substandard as a result of the August, 2009 restructuring. At September 30, 2010, the loan rate had recently increased pursuant to the restructured terms and the borrower was current. The loan remained classified as substandard as a result of the loan restructuring. At December 31, 2010, the borrower was 37 days delinquent and was beginning to experience cash flow weaknesses due to a decrease in rent collected. At December 31, 2010, management established a FASB ASC 310-10 allowance of $179,000. In January, 2011, the borrower failed to pay the required monthly loan payment, real estate property taxes and association dues. Based upon those developments, management completed in late February, 2011 a detailed analysis of the total lending relationship with the borrower. As a result of this analysis, these loans were restructured, utilizing the Note A / Note B format, in March, 2011. Note A, totaling $1.6 million, was calculated using current financial information to determine the amount of the payment at which the borrowers would have a debt service coverage ratio of approximately 1.5 times, which is more stringent than our normal underwriting standards. Note B, totaling $626,000, was fully charged-off at the time of origination, with an additional $447,000 charged to the provision for loan losses during the quarter ended March 31, 2011.

4.

Loan Relationship E – At June 30, 2010, September 30, 2010, and December 31, 2010, this loan had a balance of $1.1 million and a FASB ASC 310-10 allowance of $260,000. The loan is secured by nonresidential real estate. The allowance on the loan was calculated based upon an independent appraisal obtained in March, 2010. The loan was classified as substandard at all dates mentioned above as a result of the FASB ASC 310-10 allowance. This loan was reviewed by FRM as of May 29, 2010, and no exception was found. This loan was scheduled to undergo an interest rate and payment reset in February, 2011, pursuant to its terms. At the time of the loan adjustment period, through

Mr. Christian Windsor

June 3, 2011

a discussion with the borrower, and a review of current financial information, it became apparent that the borrower would likely be unable to make the required monthly payments beginning in February, 2011. Based upon these recent developments, management completed a detailed analysis of this loan. As a result of this analysis, this loan was restructured, utilizing the Note A / Note B format in March, 2011. Note A, $569,000, was calculated using current financial information to determine the amount of the payment at which the borrower would have a debt service coverage ratio of approximately 1.5 times, which is more stringent than our normal underwriting standards. Note B, in the amount of $508,000, was fully charged-off at the time of origination, with an additional $248,000 charged to the provision for loan losses in the quarter ended March 31, 2011.

5.	Loan Relationship F – This loan was the first multi-family residential real estate loan restructured in a Note A / Note B format. The loan was originally restructured in June, 2010 based on an 80% loan-to-value ratio derived from an April, 2010 independent appraisal. At June 30, 2010, September 30, 2010, and December 31, 2010, the loan had an unpaid principal balance of $848,000, was classified as substandard due to its restructuring, and had a FASB ASC 310-10 allowance of $217,000 (this allowance is for the entire amount of Note B). At June 30, 2010, the loan was performing in accordance to its restructured terms. At September 30, 2010 and December 31, 2010, the loan was 68 and 160 days delinquent, respectively. The delinquency was a result of personal problems between the borrowers, affecting their ability to manage the properties. These loans were reviewed by FRM as of December 31, 2010, and no exception was found. In the latter part of 2010 and into 2011 one of the borrowers assumed control of the properties and brought the business current with respect to property taxes, refunds to former tenants, and made partial payments in January and February, 2011. Despite recent payment attempts, this borrower was unable to bring the loan current under its existing loan terms. Based upon these recent developments, in mid-to-late February, 2011 management completed a detailed analysis of the total lending relationship with the borrower. As a result of this analysis, these loans were restructured, utilizing the Note A / Note B format in March, 2011. Note A, in the amount of $475,000, was calculated using current financial information to determine the amount of the payment at which the borrowers would have a debt service coverage ratio of approximately 1.5 times. Note B, in the amount of $405,000, was fully charged-off at the time of origination, with an additional $188,000 charged to the provision for loan losses in the quarter ended March 31, 2011.

Five Largest Nonaccrual Loans Recognized in the Three Months Ended March 31, 2011

The loans discussed in Loan Relationships A and D constituted three of the five largest nonaccrual loans recognized in the three months ended March 31, 2011. The discussion above

Mr. Christian Windsor

June 3, 2011

regarding Loan Relationships B and C represent the remainder of the five largest nonaccrual loans as March 31, 2011.

1.	Loan Relationship A (the second of three loans in this relationship) – This loan had a balance of $3.0 million at June 30, 2010. The loan is secured by a 79 unit apartment complex located near a popular upscale college campus. At such date this loan was classified as special mention and was 60 days delinquent. The loan migrated to special mention from watch at this time as a result of management’s concern over the current delinquency status. At June 30, 2010, management did not establish a FASB ASC 310-10 allowance as the LTV ratio of the loan based on its independent appraisal at the time of loan origination in January, 2007 was 80% and the loan had been current since origination. Also, we note that this loan was reviewed by our federal regulators as of June 30, 2010, and no exception was found. However, as a result of this new classification, management took steps to determine the current market value of the collateral, which was completed in August, 2010. The market value of the property was determined based upon management’s review of the current cash flow of the property and a comparison of the property to recent sales of comparable properties. Management determined that the property value had decreased, increasing the LTV ratio to 100%. Management continued the review of this loan and all other loans within this relationship, ultimately restructuring this loan in October, 2010. The restructuring reduced the interest rate on the note by 225 basis points for a period of one year. Management’s analysis of the cash flow supported the position that the lower interest rate would reduce the amount of the required loan payment to a serviceable level. Based upon the analyses performed, management was not required to and did not record a FASB ASC 310-10 allowance amount at any time. Since its restructuring in October, 2010, the loan has been current under its restructured terms. This loan was reviewed by FRM as of December 31, 2010, and no exception was found.

2.

Loan Relationship A (the third of three loans in this relationship) – This loan had a balance of $1.8 million at June 30, 2010, September 30, 2010 and December 31, 2010. This loan is secured by multi-family residential real estate. This loan was current as to its original terms at June 30, 2010, September 30, 2010, and December 31, 2010. This loan was classified as watch at June 30, 2010 and September 30, 2010. The loan migrated to substandard at December 31, 2010. The migration to substandard in the quarter ended December 31, 2010 was a result of the November, 2010 restructuring. This loan was reviewed by FRM as of December 31, 2010, and no exception was found. This restructuring was carried out after management’s review of the total relationship with this borrower. The Company reduced the interest rate on this loan by 175 basis points for a period of one year. Based upon a cash flow analysis of the property at the time of the restructuring, management determined that the reduction in interest rate would reduce the required monthly loan payment to a serviceable level. At June 30, 2010 and September

Mr. Christian Windsor

June 3, 2011

30, 2010, no allowance was required under FASB ASC 310-10 as the loan was current since its origination in 2006. Based upon the cash flow analysis of the loan at the time of the restructuring in November, 2010, management determined the loan is capable of performing at its current level and no additional allowance was deemed necessary. The loan remained current at March 31, 2011.

3.	Loan Relationship D – This loan was for the purchase of a multi-family property located near a college campus from a delinquent borrower in December, 2008. At June 30, 2010, September 30, 2010, and December 31, 2010, the loan had a balance of $1.6 million and was classified as substandard as a result of its status as a TDR. The loan had a FASB ASC 310-10 allowance of $322,000 at June 30, 2010, September 30, 2010, and December 31, 2010. This loan was reviewed by FRM as of December 31, 2010, and FRM affirmed management’s evaluation of this loan. The allowance for loss on this loan was $387,000 at March 31, 2011. The increase in the allowance for this loan was the result of the review of the loan’s current cash flow. During the quarter ended March 31, 2011, management performed a cash flow analysis of the property and determined that the required monthly payment was at a serviceable level, with respect to the carrying value of the loan. The loan has been performing and remained current with respect to its restructured terms at March 31, 2011.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer,
United Community Bancorp
David Lin, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
Hugh West, U.S. Securities and Exchange Commission
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP

Table 1

Five Largest Charge-Off Loans Recognized in the Three Months Ended March 31, 2011

1. Loan Relationship A (1 of 3 loans in this relationship—See Five Largest Nonaccrual Loan Section for loans 2 and 3.)

(Note A/Note B Restructuring To Be Completed—2nd Largest Charge-Off)

TDR Loans A/B To Be Processed, Loan A is based on a Cash Flow Analysis using a 1.50 DSC Ratio

Loan Origination Date:				3/31/2011
Loan A				$993,585.65
Loan B (2nd Largest Charge-Off)				$651,000.00

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,665,851.35	$1,659,394.51	$1,654,410.68	$993,585.65
Days Delinquent	0	0	0	0
Classification	Watch	Watch	Substandard	Substandard
Loan Origination Date:	6/14/2004
Original Loan Amount:	$1,820,000.00
Collateral:	Apartment Complex
Most Recent Appraisal Date:	4/29/2004
Most Recent Appraisal Amt:	$2,380,000.00

2. Loan Relationship B

(Note A/Note B Restructuring—Largest Charge-Off)

Loan Origination Date:	3/7/2011	3/31/2011
Loan Balance A (2nd Largest Nonaccrual)		$2,389,000.00
Loan Balance B (Largest Charge-Off)		$1,339,963.61
Days Delinquent		0
Classification		Substandard
Collateral:	Retail Strip Shopping Centers
Most Recent Appraisals Dated:	2/19/2011
Most Recent Appraisal Amt:	$1,400,000.00
Collateral:	Retail Strip Shopping Centers
Most Recent Appraisals Dated:	2/19/2011
Most Recent Appraisal Amt:	$1,550,000.00
Total Appraisal:	$2,950,000.00

2. Loan Relationship B (1 of 2 loans combined at March 31, 2011)

(Loan Paid Off with Note A/Note B Restructuring 3/7/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,830,752.71	$1,825,247.74	$1,819,420.31	NA
Days Delinquent	0	25	0
Classification	Special Mention	Substandard	Substandard
Loan Origination Date:	9/27/2006
Original Loan Amount:	$1,896,000.00
Collateral:	Retail Strip Shopping Centers
Most Recent Appraisal Date:	7/28/2006
Most Recent Appraisal Amt:	$2,370,000.00

2. Loan Relationship B (3 of 3 loans in this relationship)

(Loan Paid Off with Note A/Note B Restructuring 3/7/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,853,820.33	$1,853,910.33	$1,853,925.33	NA
Days Delinquent	0	18	49
Classification	Special Mention	Substandard	Substandard
Loan Origination Date:	5/2/2007
Original Loan Amount:	$1,908,000.00
Collateral:	Retail Strip Shopping Centers
Most Recent Appraisal Date:	1/22/2007
Most Recent Appraisal Amt:	$2,385,000.00
Collateral:	Single Purpose Commercial Building
Most Recent Appraisal Date:	1/2/2007
Most Recent Appraisal Amt:	$520,000.00
Total Appraisal Amt:	$2,905,000.00

3. Loan Relationship C (1 of 3 loans in this relationship)

(Note A/Note B Restructuring—3rd Largest Charge-Off)

Loan Origination Date:	3/7/2011	3/31/2011
Loan Balance A (5th Largest Nonaccrual)		$1,570,000.00
Loan Balance B (3rd Largest Charge-Off)		$626,083.73
Days Delinquent		0
Classification		Substandard
Collateral:	24-Unit Apartment Complex -One-to Four-Family Residential Properties - Several Residential Building Lots
Most Recent Appraisal Date:	11/17/2010 - 12/2010
Most Recent Appraisal Amt:	$2,302,000.00

3. Loan Relationship C (2 of 3 loans in this relationship)

(Loan Paid Off with Note A/Note B Restructuring 3/7/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,981,412.60	$1,970,710.44	$1,983,290.35	NA
Days Delinquent	0	0	37
Classification	Substandard	Substandard	Substandard
Loan Origination Date:	8/24/2009
Original Loan Amount:	$2,020,000.00
Collateral:	24-Unit Apartment Complex - One-to Four-Family Residential Properties - Several Residential Building Lots
Most Recent Appraisal Date:	5/2009 - 7/2009
Most Recent Appraisal Amt:	$2,618,000.00

3. Loan Relationship C (2 of 2 loans combined at March 31, 2011)

(Loan Paid Off with Note A/Note B Restructuring 3/7/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$152,127.46	$150,322.28	$152,976.71	NA
Days Delinquent	0	0	37
Classification	Substandard	Substandard	Substandard
Loan Origination Date:	1/27/2005
Original Loan Amount:	$160,000.00
Collateral:	One-to Four-Family
Most Recent Appraisal Date:	Residential Properties4/1/2009
Most Recent Appraisal Amt:	$162,500 & $488,000
2nd Most Recent Appr Date:	One-to-Four Family Residential - 1/7/05 and One-to-Four Family
2nd Most Recent Appr Amt:	Residential - 4/13/03 $203,000 & $472,000

4. Loan Relationship E

(Note A/Note B Restructuring—4th Largest Charge-Off)

Loan Origination Date:	3/14/11	3/31/2011
Loan Balance A		$569,000.00
Loan Balance B (4th Largest Charge-Off)		$507,527.71
Days Delinquent		0
Classification		Substandard
Collateral:	4 - Single Purpose Commercial Buildings
Most Recent Appraisal Date:	2/3/2011
Most Recent Appraisal Amt:	$997,000.00
2nd Most Recent Appr Date:	3/18/2010
2nd Most Recent Appr Amt:	$950,000.00

4. Loan Relationship E

(Loan Paid Off with Note A/Note B Restructuring 3/14/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,067,659.71	$1,067,659.71	$1,067,659.71	NA
Days Delinquent	0	0	0
Classification	Substandard	Substandard	Substandard
Loan Origination Date:	11/5/2007
Original Loan Amount:	$1,120,000.00
Collateral:	4 - Single Purpose Commercial Buildings
Most Recent Appraisal Date:	4/4/2007
Most Recent Appraisal Amt:	$1,600,000.00

5. Loan Relationship F (1 of 3 loans in this relationship)

(Note A/Note B Restructuring—5th Largest Charge-Off)

Loan Origination Date:	3/12/2011	3/31/2011
Loan Balance A		$475,000.00
Loan Balance B (5th Largest Charge-Off)		$404,848.66
Days Delinquent		0
Classification		Substandard
Collateral:	10-Unit Apartment Complex
Most Recent Appraisal Date:	2/12/2011
Most Recent Appraisal Amt:	$584,000.00
Collateral:	One-to-Four Family Residential Property
Most Recent Appraisal Date:	2/25/2011
Most Recent Appraisal Amt:	$188,000.00
Total Appraisal:	$772,000.00

5. Loan Relationship F (2 of 3 loans in this relationship)

(Loan Paid Off with Note A/Note B Restructuring 3/12/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$630,750.74	$630,750.74	$630,750.74	NA
Days Delinquent	0	68	160
Classification	Substandard	Substandard	Substandard
Loan Origination Date:	6/24/2010
Original Loan Amount:	$631,200.00
Collateral:	10-Unit Apartment Complex
Most Recent Appraisal Date:	4/15/2010
Most Recent Appraisal Amt:	$586,000.00
Collateral:	One-to-Four Family Residential Property
Most Recent Appraisal Date:	4/28/2010
Most Recent Appraisal Amt:	$203,000.00
Total Appraisal:	$789,000.00

5. Loan Relationship F (3 of 3 loans in this relationship)

(Loan Paid Off with Note A/Note B Restructuring 3/12/2011)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$216,800.00	$216,800.00	$216,800.00	NA
Days Delinquent	0	68	160
Classification	Loss	Loss	Loss
Loan Origination Date:	6/24/2010
Original Loan Amount:	$216,800.00
Collateral:	10-Unit Apartment Complex
Most Recent Appraisal Date:	4/15/2010
Most Recent Appraisal Amt:	$586,000.00
Collateral:	One-to-Four Family Residential Property
Most Recent Appraisal Date:	4/28/2010
Most Recent Appraisal Amt:	$203,000.00
Total Appraisal:	$789,000.00

Table 1 Continued

Five Largest Nonaccrual Loans in the Three Months Ended March 31, 2011

1. Loan Relationship A (2 of 3 loans in this relationship)

(Largest Nonaccrual)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$2,983,027.14	$2,983,027.14	$2,983,027.14	$2,983,027.14
Days Delinquent	60	152	183	181
Classification	Special Mention	Substandard	Substandard	Substandard
Loan Origination Date:	1/31/2007
Original Loan Amount:	$3,080,000.00
Collateral:	Apartment Complex
Most Recent Appraisal Date:	8/26/2010
Most Recent Appraisal Amt:	$3,050,000.00
2nd Most Recent Appr Date:	11/21/2006
2nd Most Recent Appr Amt:	$3,850,000.00

2. Loan Relationship A (3 of 3 loans in this relationship)

(3rd Largest Nonaccrual)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,776,735.58	$1,766,568.53	$1,756,498.75	$1,745,155.63
Days Delinquent	0	0	0	0
Classification	Watch	Watch	Substandard	Substandard
Loan Origination Date:	1/4/2006
Original Loan Amount:	$1,936,000.00
Collateral:	2 Mobile Home Parks
Most Recent Appraisal Date:	10/27/2005
Most Recent Appraisal Amt:	$2,420,000.00

3. Loan Relationship D

(4th Largest Nonaccrual)

	6/30/2010	9/30/2010	12/31/2010	3/31/2011
Loan Balance	$1,595,422.07	$1,614,060.07	$1,614,060.07	$1,678,635.35
Days Delinquent	0	0	0	0
Classification	Sub/Loss	Sub/Loss	Sub/Loss	Sub/Loss
Loan Origination Date:	12/15/2008
Original Loan Amount:	$1,679,365.00
Collateral:	62-Unit Apartment Complex
Most Recent Appraisal Date:	5/5/2010
Most Recent Appraisal Amt:	$1,520,000.00
2nd Most Recent Appr Date:	12/12/2008
2nd Most Recent Appr Amt:	$1,800,000.00* *Construction Appraisal

4. Loan Relationship B - Previously listed in Table 1 (2nd Largest Nonaccrual)

5. Loan Relationship C - Previously listed in Table 1 (5th Largest Nonaccrual)